Filed Pursuant to Rule 433

Issuer Free Writing Prospectus, Dated December 13, 2016

Relating to Preliminary Prospectus Dated December 12, 2016

Registration Statement No. 333-214569

WILDHORSE RESOURCE DEVELOPMENT CORPORATION

This free writing prospectus is being filed pursuant to Rule 433 of the Securities Act of 1933, as amended, and relates to the preliminary prospectus of WildHorse Resource Development Corporation (the “Company”) dated December 12, 2016 (the “Preliminary Prospectus”). The information in this free writing prospectus supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus or prepared based on assumptions that are inconsistent with the information below.

Offering Information

The information relating to the offering described in the Preliminary Prospectus is revised as follows:

Public offering price:	$15.00 per share

Net proceeds:	We expect to receive approximately $391.7 million of net proceeds from the sale of the common stock offered after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from the offering, along with borrowings under our new revolving credit facility, to (i) fund the remaining portion of the Burleson North Acquisition purchase price and (ii) repay in full and terminate the WildHorse revolving credit facility and the Esquisto revolving credit facility and repay in full all notes payable by Esquisto to its members. After giving effect to this offering and the related transaction described above, we estimate that we will have approximately $230.6 million of borrowings outstanding under our new revolving credit facility and approximately $219.4 million of available borrowing capacity.

Number of shares to be purchased by NGP XI US Holdings, L.P. in the offering:	9,000,000

Number of shares to be purchased by Jay C. Graham, Chief Executive Officer of the Company, in the offering:	500,000

Number of shares to be purchased by Anthony Bahr, President of the Company, in the offering:	500,000

The Company has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it by calling toll-free Barclays Capital Inc. at (888) 603-5847.